Exhibit 99.1

For immediate release

Sify Technologies Ltd. Announces Plans for
Rights Offering to Shareholders

Chennai, India, March 21, 2024/PRNewswire/ — Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”) is a leading integrated information communications technology (or ICT) Solutions and Services provider in India. The Company’s infrastructure comprises state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors, and deep expertise in business transformation solutions modelled on the cloud. The Company today announced that it has filed a Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission for a rights offering (the “Rights Offering”) to holders of its equity shares and American Depositary Shares (“ADSs”).

The net proceeds of the Rights Offering are expected to be utilized for expansion of the business in developing Network centric services, Data Center services and Digital Services and for general corporate purposes.

In the Rights Offering, the Company will distribute, at no charge, (1) to the holders of its equity shares, transferable rights to subscribe for new equity shares and, (2) through Citibank, N.A., the depositary for the ADSs (the “Depositary”), to holders of ADSs, transferable rights to subscribe for new equity shares in the form of ADSs.

The Rights Offering will include an over-subscription right, which will permit each rights holder that exercises its subscription rights in full the option to purchase additional equity shares or ADSs, as the case may be, that remain unsubscribed at the expiration of the Rights Offering. The over-subscription right is subject to the availability and allocation of equity shares and ADSs among holders exercising their over-subscription right.

The Rights Offering will not commence until the Registration Statement has been declared effective by the Securities and Exchange Commission. The record date for the distribution of the rights, the dates for both the subscription period and expiration of the Rights Offering and other pricing information will be included in the Company’s final prospectus relating to the Rights Offering.

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time that such Registration Statement is declared effective. A copy of the prospectus forming a part of the Registration Statement, when available, may be obtained free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting D.F. King & Co., Inc, the Company’s information agent for the Rights Offering, located at 48 Wall Street, 22nd Floor, New York, New York 10005 by email at sify@dfking.com. The rights will be issued to holders of the Company’s equity shares and ADSs as of a record date, which is yet to be determined. The Company will provide notice of the record date in the future at such time as it is determined. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.